EXHIBIT 99.1

Endeavour Silver Reports 2023 Financial Results: Earnings Conference Call at 9am PST (12pm EST) Time

VANCOUVER, British Columbia, March 11, 2024 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) announces its financial and operating results for the fourth quarter and year ended December 31, 2023. All dollar amounts are in US dollars (US$).

“The path to growth is never a straight line, so our ability to rise above challenges defines our success. During 2023, we kept focused on our main goals, while successfully navigating industry challenges” commented Dan Dickson, CEO of Endeavour Silver. “From a cost perspective, all Mexican miners faced overarching challenges, with persistent cost pressures across various channels. Our operations team demonstrated their resolve to overcome a significant challenge at Guanacevi, by elevating both mine and mill productivity levels above planned targets. As the remediation efforts extended into early Q4, the positive momentum from these initiatives reduced Q4 2023 cost metrics compared to Q3 2023 and will carry forward into the upcoming year.”

Mr. Dickson added, “With operating costs at their peak, we remain focused on cost discipline to offset inflationary and foreign exchange pressures while improving productivity. Bringing Terronera into production in late 2024 will provide the base we need for significant production growth and margin expansion as we move down the cost curve. We believe that project execution is our pathway to adding long-term value, as we position ourselves as a top silver investment vehicle for investors seeking industry leading growth.”

2023 Financial Highlights

  Production In-Line with Guidance: Consolidated production of 5,672,703 silver ounces (oz) and 37,858 gold oz for silver equivalent (1) production of 8.7 million oz, representing the Company’s third consecutive year of meeting or exceeding production guidance.

  Revenue: Revenue of $205.5 million from the sale of 5,669,760 oz of silver and 37,186 oz of gold at average realized prices of $23.76 per oz silver and $1,968 per oz gold.

  Multiple Items Resulted in Escalated Annual Costs; Significant Improvement in Q4: Cash costs(2) of $13.49 per oz payable silver were above guidance due to a strengthened Mexican Peso, inflationary pressures and lower production and All-in Sustaining Costs (2) of $22.93 per oz were above guidance due to the aforementioned higher costs. Fourth quarter cash costs(2) of $12.54 per oz payable silver and all-in sustaining costs (2) of $21.48 signal visible improvement from third quarter costs due to remedial measures implemented at Guanacevi, as productivity improved.

  Healthy Balance Sheet: Cash position of $35.3 million and $42.5 million in working capital(2). Cash decreased in Q4, as funds were spent on development activities at Terronera. During Q4, the Company raised gross proceeds of $39.3 million through issuances, primarily to fund the activities at Terronera.

  Cash Flow: $37.0 million in operating cash flow before working capital changes(2), and mine operating cash flow before taxes(2) of $64.4 million.
  Net Income: Net earnings of $6.1 million, or $0.03 per share, were impacted by inflationary pressures, foreign exchange and higher realized metal prices compared to the prior year.

  Construction Continues on Schedule at the Terronera Mine: Concrete work is well advanced and erection of steel for the grinding and flotation areas has started at year end (see news release dated February 12, 2024). Overall project progress reached 43% and the project remains on track for commissioning in Q4 2024.

Financial Overview (see appendix for consolidated financial statements)

Three Months Ended December 31			2023 Highlights	Year Ended December 31
2023	2022	% Change		2023	2022	% Change
			Production
1,406,423	1,830,835	(23%)	Silver ounces produced	5,672,703	5,963,445	(5%)
9,608	10,370	(7%)	Gold ounces produced	37,858	37,548	1%
1,396,315	1,816,813	(23%)	Payable silver ounces produced	5,627,379	5,912,509	(5%)
9,440	10,196	(7%)	Payable gold ounces produced	37,189	36,901	1%
2,175,063	2,660,435	(18%)	Silver equivalent ounces produced(1)	8,701,343	8,967,285	(3%)
12.54	11.65	8%	Cash costs per silver ounce(2)	13.49	10.65	27%
17.66	15.03	17%	Total production costs per ounce(2))	18.55	14.70	26%
21.48	19.38	11%	All-in sustaining costs per ounce (2)	22.93	19.97	15%
220,464	224,289	(2%)	Processed tonnes	874,382	834,542	5%
144.59	135.71	7%	Direct operating costs per tonne(2)	141.72	130.80	8%
168.71	177.35	(5%)	Direct costs per tonne(2)	171.00	155.63	10%
			Financial
50.5	82.0	(38%)	Revenue ($ millions)	205.5	210.2	(2%)
1,332,648	2,816,882	(53%)	Silver ounces sold	5,669,760	6,464,869	(12%)
9,417	11,843	(20%)	Gold ounces sold	37,186	38,868	(4%)
23.78	21.86	9%	Realized silver price per ounce	23.76	22.07	8%
2,051	1,783	15%	Realized gold price per ounce	1,968	1,814	9%
3.0	8.0	62%	Net earnings (loss) ($ millions)	6.1	6.2	1%
3.6	8.1	56%	Adjusted net earnings (loss) (2) ($ millions)	1.7	6.9	(76%)
5.4	21.7	(75%)	Mine operating earnings ($ millions)	36.6	51.5	(29%)
12.6	30.7	(59%)	Mine operating cash flow before taxes ($ millions)(2)	64.4	78.5	(18%)
9.8	22.5	(56%)	Operating cash flow before working capital changes(2)	37.0	54.0	(31%)
8.3	22.7	(63%)	EBITDA(2) ($ millions)	47.9	51.9	(8%)
42.5	93.6	(55%)	Working capital (2) ($ millions)	42.5	93.6	(55%)
			Shareholders
0.01	0.04	(75%)	Earnings (loss) per share – basic ($)	0.03	0.03	0%
0.02	0.04	(50%)	Adjusted earnings (loss) per share – basic ($)(2)	0.01	0.04	(75%)
0.05	0.12	(59%)	Operating cash flow before working capital changes per share(2)	0.19	0.30	(37%)
207,932,318	189,993,085	9%	Weighted average shares outstanding	196,018,623	183,009,339	7%

(1) Silver equivalent (AgEq) is calculated using an 80:1 silver:gold ratio.

(2) These are non-IFRS financial measures and ratios. Further details on these non-IFRS financial measures and ratios are provided at the end of this press release and in the MD&A accompanying the Company’s financial statements on SEDAR+ at www.sedarplus.ca.

Year Ended December 31, 2023

For the year ended December 31, 2023, revenue, net of $2.4 million of smelting and refining costs, decreased by 2% to $205.5 million (2022: $210.2 million).

The decrease in revenue is attributed to lower production compared to 2022 but was partially offset by higher precious metal prices realized during the year. During the period, the Company sold 5,669,760 oz silver and 37,186 oz gold for realized prices of $23.76 and $1,968 per oz, respectively, compared to sales of 6,464,869 oz silver and 38,868 oz gold for realized prices of $22.07 and $1,814 per oz, respectively, in 2022.

After cost of sales of $168.9 million (2022: $158.6 million), an increase of 6%, mine operating earnings were $36.6 million (2022: $51.5 million). The increase in cost of sales, despite lower sales, was due to higher costs as a result of inflation on a number of direct inputs, the impact of the appreciation of the Mexican peso on labour costs and direct inputs and higher royalty costs. Royalties increased 25% to $22.2 million (2022: $17.8 million) due to increased mining of the high-grade El Curso and El Porvenir extensions at the Guanaceví operation, which are subject to significant royalty rates.

The Company had operating earnings of $8.7 million (2022: $23.5 million) after exploration, evaluation and development costs of $15.1 million (2022: $16.2 million), general and administrative costs of $12.4 million (2022: $10.6 million), and a write-off of exploration properties of $0.4 million (2022: $0.7 million). In 2022, there were also care and maintenance costs of $0.6 million related to the El Compas mine which was sold in late 2022.

Earnings before income taxes were $18.2 million (2022: $25.0 million) after finance costs of $1.4 million (2022: $1.3 million), a foreign exchange gain of $4.7 million (2022: $1.9 million), a net gain on disposal of assets of $7.1 million primarily generated by the gain on the sale of the Cozamin royalty (2022: $2.5 million primarily from the gain on the sale of El Compas mine) and investment and other expense of $0.8 million (2022: $1.6 million).

The Company realized net earnings for 2023 of $6.1 million (2022: $6.2 million) after a tax expense of $12.1 million (2022: $18.7 million). Current income tax expense increased to $11.3 million (2022: $6.4 million) while deferred income tax expense decreased to $0.8 million (2022: $12.4 million) The deferred income tax expense of $0.8 million is derived from changes in temporary timing differences between deductions for accounting versus deductions for tax. During 2022, the changes in deferred taxes were driven primarily by the utilization of loss carryforwards at Guanacevi with no further loss carryforwards available to offset against current income tax in 2023.

Direct operating costs(2) on a per tonne basis increased to $141.72, up 8% compared with 2022 due to higher operating costs. Guanaceví and Bolañitos have seen increased labour, power and consumables costs primarily driven by inflationary pressure as well as the impact of a strengthened Mexican Peso. Direct costs per tonne (2) increased to $171.00, up 10% compared to 2022 due to the increase in direct operating costs as well as the increase in royalty costs.

Consolidated cash costs per oz, net of by-product credits, increased to $13.49 primarily due to the higher direct costs per tonne and a reduction in production partially offset by higher gold credits. All-in sustaining costs increased 15% to $22.93 per oz in 2023 due to the higher cash costs, an increase in allocated general and administrative expenses partially offset by a decrease in capital expenditures.

Consolidated cash costs per oz, net of by-product credits of $13.49 exceeded cash cost guidance of between a $10.00 and $11.00 range, primarily due to higher direct costs which were impacted by a strengthened Mexican Peso and higher inflationary pressure than anticipated. Cash costs, on a per ounce basis, were also impacted by realized production being on the lower end of guidance. All-In-Sustaining Costs (“AISC”) of $22.93 on a per oz basis was above guidance of $19.00 to $20.00 per ounce and similarly impacted by the increased costs.

The complete financial statements and management’s discussion & analysis can be viewed on the Company’s website, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. All shareholders can receive a hard copy of the Company’s complete audited financial statements free of charge upon request. To receive this material in hard copy, please contact Investor Relations at 604-640-4804, toll free at 1-877- 685-9775 or by email at gmeleger@edrsilver.com

Conference Call

A conference call to discuss the Company’s annual 2023 financial results will be held today at 9:00 a.m. PT / 12:00 p.m. ET. To participate in the conference call, please dial the numbers below.

Date & Time:	Monday, March 11, 2024 at 9:00 a.m. PT / 12:00 p.m. ET

Telephone:	Toll-free in Canada and the US +1-800-319-4610
Local or International +1-604-638-5340
Please allow up to 10 minutes to be connected to the conference call.

Replay:	A replay of the conference call will be available by dialing (toll-free)
+1-800-319-6413 in Canada and the US (toll-free) or +1-604-638-9010 outside of Canada and the US. The replay passcode is 0627#. The replay will also be available on the Company’s website at www.edrsilver.com.

About Endeavour Silver – Endeavour is a mid-tier precious metals mining company that operates two high-grade underground silver-gold mines in Mexico. Endeavour is advancing construction of the Terronera Project and exploring its portfolio of exploration projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer. Our philosophy of corporate social integrity creates value for all stakeholders.

Contact Information:

Galina Meleger, VP, Investor Relations Email: gmeleger@edrsilver.com Website: www.edrsilver.com

Follow Endeavour Silver on Facebook, X, Instagram and LinkedIn

Endnotes

1 Silver equivalent (AgEq)

AgEq is calculated using an 80:1 silver:gold ratio.

2 Non-IFRS and Other Financial Measures and ratios

Certain non-IFRS and other non-financial measures and ratios are included in this press release, including cash costs per silver ounce, total production costs per ounce, all-in costs per ounce, all-in sustaining cost (“AISC”) per ounce, direct operating costs per tonne, direct costs per tonne, realized silver price per ounce, realized gold price per ounce, adjusted net earnings (loss) adjusted net earnings (loss) per share, mine operating cash flow before taxes, working capital, operating cash flow before working capital adjustments, operating cash flow before working capital changes per share, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted EBITDA per share and sustaining and growth capital.

Please see the December 31, 2023, MD&A for explanations and discussion of these non-IFRS and other non-financial measures and ratios. The Company believes that these measures and ratios, in addition to conventional measures and ratios prepared in accordance with International Financial Reporting Standards (“IFRS”), provide management and investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS and other non-financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures or ratios of performance prepared in accordance with IFRS. These measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Certain additional disclosures for these non-IFRS measures have been incorporated by reference and can be found in the section “Non-IFRS Measures” in the December 31, 2023 MD&A available on SEDAR+ at www.sedarplus.ca.

Reconciliation of Working Capital

Expressed in thousands US dollars	As at December 31, 2023	As at December 31, 2022
Current assets	$100,773	$146,333
Current liabilities	58,244	52,749
Working capital	$42,529	$93,584

Reconciliation of Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) Per Share

Expressed in thousands US dollars	Three Months Ended December 31		Years Ended December 31
(except for share numbers and per share amounts)	2023	2022	2023	2022
Net earnings (loss) for the period per financial statements	$7,961	$7,961	$6,201	$6,201
Gain on sale of Cozamin royalty	-	-	(6,990)	-
Gain on disposal of El Compas mine and equipment, net of tax	-	-	-	(2,733)
Change in fair value of investments	525	104	2,522	3,470
Adjusted net earnings (loss)	$3,574	$8,065	$1,655	$6,938
Basic weighted average share outstanding	207,932,318	189,993,085	196,018,623	183,009,339
Adjusted net earnings (loss) per share	$0.02	$0.04	$0.01	$0.04

Reconciliation of Mine Operating Cash Flow Before Taxes

Expressed in thousands US dollars	Three Months Ended December 31		Years Ended December 31
	2023	2022	2023	2022
Mine operating earnings per financial statements	$5,352	$21,655	$36,611	$51,525
Share-based compensation	44	89	(74)	442
Amortization and depletion	7,181	8,945	27,885	25,179
Provision for warehouse inventory	-	-	-	1,323
Mine operating cash flow before taxes	$12,577	$30,689	$64,422	$78,469

Reconciliation of Operating Cash Flow Before Working Capital Changes and Operating Cash Flow Before Working Capital Changes Per Share

Expressed in thousands US dollars	Three Months Ended December 31		Years Ended December 31
(except for per share amounts)	2023	2022	2023	2022
Cash from (used in) operating activities per financial statements	$6,706	$44,391	$11,771	$54,993
Net changes in non-cash working capital per financial statements	(3,085)	21,924	(25,243)	967
Operating cash flow before working capital changes	$9,791	$22,467	$37,014	$54,026
Basic weighted average shares outstanding	207,932,318	189,993,085	196,018,623	183,009,339
Operating cash flow before working capital changes per share	$0.05	$0.12	$0.19	$0.30

Reconciliation of EBITDA and Adjusted EBITDA

Expressed in thousands US dollars	Three Months Ended December 31		Years Ended December 31
	2023	2022	2023	2022
Net earnings (loss) for the period per financial statements	$3,049	$3,049	$6,123	$6,123
Depreciation – cost of sales	7,181	7,181	27,885	27,885
Depreciation – exploration	80	80	528	528
Depreciation – general & administration	197	197	376	376
Finance costs	164	233	822	816
Current income tax expense	207	2,850	11,344	6,376
Deferred income tax expense	(2,544)	2,345	786	12,372
EBITDA	$8,334	$22,668	$47,864	$51,853
Share based compensation	714	619	3,618	3,878
Gain on sale of Cozamin royalty	-	-	(6,990)	-
Gain on disposal of El Compas mine and equipment, net of tax	-	-	-	(2,733)
Change in fair value of investments	525	104	2,522	3,470
Adjusted EBITDA	$9,573	$23,391	$47,014	$56,468

Reconciliation of Cash Cost Per Silver Ounce, Total Production Costs Per Ounce, Direct Operating Costs Per Tonne, Direct Costs Per Tonne

Expressed in thousands US dollars	Years Ended December 31, 2023			Years Ended December 31, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Direct production costs per financial statements	$79,842	$38,989	$118,831	$74,423	$39,457	$113,880
Smelting and refining costs included in net revenue	-	2,451	2,451	-	3,029	3,029
Opening finished goods	(4,953)	(245)	(5,198)	(10,093)	(2,857)	(12,950)
Closing finished goods	7,137	699	7,836	4,953	245	5,198
Direct operating costs	82,026	41,894	123,920	69,283	39,874	109,157
Royalties	21,937	273	22,210	17,554	257	17,811
Special mining duty (1)	2,862	530	3,392	2,612	302	2,914
Direct costs	106,825	42,697	149,522	89,449	40,433	129,882
By-product gold sales	(29,273)	(43,925)	(73,198)	(27,569)	(42,932)	(70,501)
Opening gold inventory fair market value	2,740	354	3,094	1,900	4,784	6,684
Closing gold inventory fair market value	(2,909)	(619)	(3,528)	(2,740)	(354)	(3,094)
Cash costs net of by-product	77,383	(1,493)	75,890	61,040	1,931	62,971
Amortization and depletion	15,481	12,404	27,885	14,129	11,050	25,179
Share-based compensation	(17)	(57)	(74)	221	221	442
Opening finished goods depreciation	(862)	(79)	(941)	(1,965)	(635)	(2,600)
Closing finished goods depreciation	1,459	197	1,656	862	79	941
Total production costs	$93,444	$10,972	$104,416	$74,287	$12,646	$86,933

	Year Ended December 31, 2023			Year Ended December 31, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Throughput tonnes	433,409	440,973	874,382	412,303	422,239	834,542
Payable silver ounces	5,089,921	537,458	5,627,379	5,340,553	587,978	5,912,509

Cash costs per silver ounce	$15.20	($2.78)	$13.49	$11.46	$3.28	$10.65
Total production costs per ounce	$18.36	$20.41	$18.55	$13.95	$21.51	$14.70
Direct operating costs per tonne	$189.26	$95.00	$141.72	$168.04	$94.43	$130.80
Direct costs per tonne	$246.48	$96.82	$171.00	$216.95	$95.76	$155.63

Expressed in thousands US dollars	Three Months Ended December 31, 2023			Three Months Ended December 31, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Direct production costs per financial statements	22,956	9,861	32,817	33,586	9,235	42,821
Smelting and refining costs included in net revenue	-	506	506	-	694	694
Opening finished goods	(8,627)	(656)	(9,283)	(18,080)	(195)	(18,275)
Closing finished goods	7,137	699	7,836	4,953	245	5,198
Direct operating costs	21,466	10,410	31,876	20,459	9,979	30,438
Royalties	5,033	72	5,105	8,430	49	8,479
Special mining duty (1)	62	151	213	845	16	861
Direct costs	26,561	10,633	37,194	29,734	10,044	39,778
By-product gold sales	(7,045)	(12,271)	(19,316)	(11,591)	(9,527)	(21,118)
Opening gold inventory fair market value	2,345	815	3,160	5,368	240	5,608
Closing gold inventory fair market value	(2,909)	(619)	(3,528)	(2,740)	(354)	(3,094)
Cash costs net of by-product	18,952	(1,442)	17,510	20,771	403	21,174
Depreciation	3,942	3,239	7,181	6,160	2,785	8,945
Share-based compensation	33	11	44	45	44	89
Opening finished goods depreciation	(1,509)	(222)	(1,731)	(3,776)	(60)	(3,836)
Closing finished goods depreciation	1,459	197	1,656	862	79	941
Total production costs	$22,877	$1,783	$24,660	$24,062	$3,251	$27,313

	Three Months Ended December 31, 2023			Three Months Ended December 31, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Throughput tonnes	110,781	109,683	220,464	119,305	104,984	224,289
Payable silver ounces	1,267,864	128,451	1,396,315	1,675,322	141,491	1,816,813

Cash costs per silver ounce	$14.95	($11.23)	$12.54	$12.40	$2.85	$11.65
Total production costs per ounce	$18.04	$13.88	$17.66	$14.36	$22.98	$15.03
Direct operating costs per tonne	$193.77	$94.91	$144.59	$171.48	$95.05	$135.71
Direct costs per tonne	$239.76	$96.94	$168.71	$249.23	$95.67	$177.35

Reconciliation of All-In Costs Per Ounce and AISC per ounce

Expressed in thousands US dollars	Year Ended December 31, 2023			Year Ended December 31, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Cash costs net of by-product	$77,383	($1,493)	$75,890	$61,040	$1,931	$62,971
Operations share-based compensation	(17)	(57)	(74)	221	221	442
Corporate general and administrative	6,354	2,419	8,773	5,439	1,951	7,390
Corporate share-based compensation	2,328	886	3,214	2,214	795	3,009
Reclamation - amortization/accretion	313	263	576	268	211	479
Mine site expensed exploration	1,354	1,352	2,706	1,351	1,158	2,509
Intangible payments	-	-	-	30	11	41
Equipment loan payments	819	1,805	2,624	981	1,955	2,936
Capital expenditures sustaining	24,631	10,708	35,339	26,561	11,756	38,317
All-In-Sustaining Costs	$113,164	$15,884	$129,048	$98,105	$19,989	$118,094
Growth exploration and evaluation			11,401			12,626
Growth capital expenditures			82,448			35,450
All-In-Costs			$222,897			$166,170

	Year Ended December 31, 2023			Year Ended December 31, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Throughput tonnes	433,409	440,973	874,382	412,303	422,239	834,542
Payable silver ounces	5,089,921	537,458	5,627,379	5,324,531	587,978	5,912,509
Silver equivalent production (ounces)	6,301,637	2,399,706	8,701,343	6,599,353	2,367,932	8,967,285

Sustaining cost per ounce	$22.23	$29.55	$22.93	$18.43	$34.00	$19.97

Expressed in thousands US dollars	Three Months Ended December 31, 2023			Three Months Ended December 31, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Cash costs net of by-product	$18,952	($1,442)	$17,510	$20,771	$403	$21,174
Operations share-based compensation	33	11	44	45	44	89
Corporate general and administrative	1,423	550	1,973	1,771	506	2,277
Corporate share-based compensation	404	156	560	365	67	432
Reclamation - amortization/accretion	78	66	144	70	53	123
Mine site expensed exploration	286	350	636	323	295	618
Equipment loan payments	140	340	480	245	489	734
Capital expenditures sustaining	5,944	2,700	8,644	6,653	3,103	9,756
All-In-Sustaining Costs	$27,259	$2,732	$29,991	$30,243	$4,960	$35,203
Growth exploration and evaluation			1,609			4,170
Growth capital expenditures			32,826			18,672
All-In-Costs			$64,426			$58,045

	Three Months Ended December 31, 2023			Three Months Ended December 31, 2022
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Throughput tonnes	110,781	109,683	220,464	119,305	104,984	224,289
Payable silver ounces	1,267,864	128,451	1,396,315	1,675,322	141,491	1,816,813
Silver equivalent production (ounces)	1,569,359	605,704	2,175,063	2,075,243	585,192	2,660,435

Sustaining cost per ounce	$21.50	$21.27	$21.48	$18.05	$35.06	$19.38

Expressed in thousands US dollars	Three Months Ended December 31		Years Ended December 31
	2023	2022	2023	2022
Mine site expensed exploration	$636	$618	$2,706	$2,509
Growth exploration, evaluation and development	1,609	4,170	11,401	12,626
Total exploration, evaluation and development	2,245	4,788	14,107	15,135
Exploration, evaluation and development depreciation	80	276	528	624
Exploration, evaluation and development share-based compensation	110	99	478	427
Exploration, evaluation and development expense	$2,435	$5,163	$15,113	$16,186

Reconciliation of Sustaining Capital and Growth Capital

Expressed in thousands US dollars	Three Months Ended December 31		Years Ended December 31
	2023	2022	2023	2022
Capital expenditures sustaining	$8,644	$9,756	$35,339	$38,317
Growth capital expenditures	32,826	18,672	82,448	35,450
Acquisition capital expenditures	-	(50)	-	35,948
Property, plant and equipment expenditures per Consolidated Statement of Cash Flows	$41,470	$28,378	$117,787	$109,715

Reconciliation of Realized Silver Price Per Ounce and Realized Gold Price Per Ounce

Expressed in thousands US dollars	Three Months Ended December 31		Years Ended December 31
	2023	2022	2023	2022
Gross silver sales	$31,689	$61,565	$134,716	$142,688
Silver ounces sold	1,332,648	2,816,881	5,669,760	6,464,868
Realized silver price per ounces	$23.78	$21.86	$23.76	$22.07

Expressed in thousands US dollars	Three Months Ended December 31		Years Ended December 31
	2023	2022	2023	2022
Gross gold sales	$19,316	$21,118	$73,198	$70,501
Gold ounces sold	9,417	11,843	37,186	38,868
Realized gold price per ounces	$2,051	$1,783	$1,968	$1,814

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the development and financing of the Terronera Project including: anticipated timing of the project; anticipated timing of completion of conditions precedent to drawdown under the Debt Facility, estimated project economics, Terronera’s forecasted operations, costs and expenditures, and the timing and results of various related activities, Endeavour’s anticipated performance in 2024 including changes in mining operations and forecasts of production levels, anticipated production costs and all-in sustaining costs and the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited changes in production and costs guidance; the ongoing effects of inflation and supply chain issues on mine economics; national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development; risks in obtaining necessary licenses and permits; satisfaction of conditions precedent to drawdown under the Debt Facility; the ongoing effects of inflation and supply chain issues on the Terronera Project economics; fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and U.S. dollar); and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, forecasted mine economics as of 2024, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Appendix

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OFCOMPREHENSIVE EARNINGS (LOSS)
(expressed in thousands of US dollars, except for shares and per share amounts)

	Years ended
	December 31,	December 31,
	2023	2022

Revenue	$205,463	$210,160

Cost of sales:
Direct production costs	118,831	113,880
Royalties	22,210	17,811
Share-based payments	(74)	442
Depreciation	27,885	25,179
Write down of inventory to net realizable value	-	1,323
	168,852	158,635

Mine operating earnings	36,611	51,525

Expenses:
Exploration, evaluation and development	15,113	16,186
General and administrative	12,363	10,613
Care and maintenance costs	-	580
Write off of mineral properties	435	682
	27,911	28,061

Operating earnings	8,700	23,464

Finance costs	1,398	1,300

Other income (expense):
Foreign exchange gain	4,709	1,853
Gain on asset disposal	7,072	2,503
Investment and other	(830)	(1,571)
	10,951	2,785

Earnings before income taxes	18,253	24,949

Income tax expense:
Current income tax expense	11,344	6,376
Deferred income tax expense	786	12,372
	12,130	18,748

Net earnings and comprehensive earnings	$6,123	$6,201

Basic earnings per share	$0.03	$0.03
Diluted earnings per share	$0.03	$0.03

Basic weighted average number of shares outstanding	196,018,623	183,009,339
Diluted weighted average number of shares outstanding	197,764,799	185,349,634

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(expressed in thousands of US dollars)

	December 31,	December 31,
	2023	2022

ASSETS

Current assets
Cash and cash equivalents	$35,286	$83,391
Other investments	5,135	8,647
Accounts and other receivables	22,276	14,136
Income tax receivable	3,268	4,024
Inventories	27,258	19,184
Prepaids and other asets	7,550	16,951
Total current assets	100,773	146,333

Non-current income tax receivable	4,262	3,570
Non-current other investments	-	1,388
Non-current IVA receivable	23,320	10,154
Non-current loan receivable	1,874	2,729
Right-of-use leased assets	706	806
Deferred financing fees	7,545	-
Other non-current assets	21,670	565
Mineral properties, plant and equipment	314,657	233,892
Total assets	$474,807	$399,437

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$46,146	$39,831
Income taxes payable	7,801	6,616
Loans payable	3,861	6,041
Lease liabilities	436	261
Total current liabilities	58,244	52,749

Loans payable	4,658	8,469
Lease liabilities	575	812
Provision for reclamation and rehabilitation	8,745	7,601
Deferred income tax liability	13,730	12,944
Other non-current liabilities	2,514	968
Total liabilities	88,466	83,543

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued, issuable
and outstanding 217,245,492 shares (Dec 31, 2022 - 189,995,563 shares)	722,695	657,866
Contributed surplus	4,556	6,115
Retained deficit	(340,910)	(348,087)
Total shareholders' equity	386,341	315,894
Total liabilities and shareholders' equity	$474,807	$399,437

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in thousands of US dollars)

	Years ended
	December 31,		December 31,
	2023		2022

Operating activities
Net earnings for the year	$6,123		$6,201

Items not affecting cash:
Share-based compensation	3,617		3,878
Depreciation	28,789		26,088
Deferred income tax expense	786		12,372
Unrealized foreign exchange loss	1,421	-	344
Finance costs	1,398		1,300
Accretion of loans receivable	(395)		(97)
Long term employee benefits	1,508		968
Write off of exploration properties	435		682
Write down of warehouse inventory to net realizable value	-		1,323
Gain on asset disposal	(7,072)		(2,503)
Loss on other investments	2,522		3,470
Performance and deferred share units settled in cash	(2,118)		-
Net changes in non-cash working capital	(25,243)		967
Cash from operating activities	11,771		54,993

Investing activities
Proceeds from disposal of property, plant and equipment	7,567		350
Payment for mineral properties, plant and equipment	(117,787)		(109,715)
Purchase of other investments	(73)		(2,119)
Proceeds from disposal of other investments	2,451		-
Redemption of (investment in) non-current deposits	(153)		34
Cash used in investing activities	(107,995)		(111,450)

Financing activities
Repayment of loans payable	(5,991)		(5,054)
Repayment of lease liabilities	(342)		(219)
Interest paid	(822)		(790)
Proceeds from public equity offerings	62,656		46,001
Proceeds from exercise of options	2,453		1,607
Payment of deferred financing fees	(7,545)		-
Proceeds from loans receivable	800		-
Payment of share issuance costs	(1,990)		(2,885)
Performance and deferred share units witholding tax settlement	(294)		(1,904)
Cash from financing activities	48,925		36,756

Effect of exchange rate change on cash and cash equivalents	(806)		(211)

Decrease in cash and cash equivalents	(48,105)		(19,912)
Cash and cash equivalents, beginning of the year	83,391		103,303
Cash and cash equivalents, end of the year	$35,286		$83,391